

February 19, 2014

Via E-mail
Samrat S. Khichi, Esq.
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
Catalent, Inc.
14 Schoolhouse Road
Somerset, New Jersey 08873

> **Re:** **Catalent, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 24, 2014**
> **File No. 333-193542**

Dear Mr. Khichi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images in the printed prospectus, please provide us proofs of such materials prior to its use. Please note that we may have comments regarding this material.

2. Please disclose how many holders of record you have, as required by Item 201(b) of Regulation S-K.

Summary
Our Company, page 1

3. Please expand the discussion to explain your relationship to Catalent Pharma Solutions, Inc. If Catalent, Inc. is a holding company, please so state and include an organization and ownership chart to explain your structure.

Risk Factors, page 14

"We are subject to product and other liability risks…," page 14

4. Please disclose the amount of product liability insurance coverage you have.

5. Please state whether you have ever been named as a defendant in a product liability lawsuit in the past.

"We are dependent on key personnel." page 20

6. Please name the key personnel, other than executive officers, upon whom you are dependent.

7. Please disclose any past difficulties you have experienced attracting or retaining suitably skilled technical personnel.

Industry and Market Data, page 30

8. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page 30 that you have not independently verified external sources and estimates could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third party sources.

Use of Proceeds, page 31

9. We note that you intend to use the net proceeds from this offering to repay certain of your outstanding indebtedness. Please provide expanded disclosure on the amounts to be used to repay each obligation. Please also set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Debt Payments, page 57

10. In the last paragraph under this heading you disclose that you may use available cash on the balance sheet when discussing hypothetical repurchases of debt. Since your foreign operations are significant to your operations, please address the following in revised disclosure:

- Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents for the periods presented;
- Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and
- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds.

11. In Note 10 to your financial statements you indicate that, as of June 30, 2013, you had $355.3 million of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Disclose, if true, that your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations. Refer to Item 303(a)(1) of Regulation S-K.

Contractual Obligations, page 61

12. Please confirm that you include interest in the total amount of long term debt obligations presented in the table. If so, please indicate such, and, if not, please revise your disclosure accordingly.

Critical Accounting Policies and Estimates
Goodwill, page 64

13. In Note 3 to your annual financial statements you disclose that no goodwill impairment charges were required during the current or comparable prior year periods presented. In this regard, please revise your disclosure here to indicate, if true, that no reporting units are at risk of failing step one in the goodwill impairment test under ASC 350-20-35-4 through 8. Otherwise, for reporting units with material goodwill that are at risk of failing step one in the goodwill impairment test, please disclose:

- the percentage by which fair value exceeded carrying value as of the most recent test date;

- the amount of goodwill allocated to those reporting units;
- the methods and key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the key assumptions; and
- a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Business, page 69

14. Please provide more disclosure concerning the history of, and your relationship to, your subsidiary, Catalent Pharma Solutions, Inc. Please conform your Management section to disclose the overlapping responsibilities of your executive officers.

Contractual Arrangements, page 79

15. Given that you are a service provider, coupled with your disclosure in Note 2 on page F-18 related to the acquisition of the clinical trial supplies operations of Aptuit, LLC that indicates the existence of contract backlog, please provide the disclosures required by Item 101(c)(viii) of Regulation S-K.

Management, page 84

16. Please clarify whether the second letter agreement with John Chiminski discussed on page 103 was entered into on June 30, 2010 and is incorporated by reference as Exhibit 10.30. If so, please correct the date in this discussion to read "June 30, 2010."

Description of Director Compensation, page 91

17. Please expand the discussion to identify PTS Holdings Corp. and Blackstone PTS Holdings L.L.C. and their relationship to Catalent, Inc.

Certain Relationships and Related Party Transactions, page 124

18. Please expand the discussion to identify the following entities and their relationship to Catalent, Inc.:

- BHP PTS Holdings L.L.C.;
- Phoenix Charter LLC; and
- Blackstone Healthcare Partners LLC.

Shares Eligible for Future Sale, page 143
Lock-Up Agreements, page 143

19. When available, please file a form of lock-up agreement as an exhibit to the registration statement.

Notes to the Consolidated Financial Statements
Note 1. Basis Of Presentation And Summary Of Significant Accounting Policies
Use of Estimates, page F-10

20. You mention equity-based compensation as being an area where you must make estimates and assumptions that affect the amounts reported in your financial statements and accompanying notes. Please revise your footnotes to provide your accounting policy for equity-based compensation. In addition, please provide the disclosures required by ASC 718-10-50-1 and 50-2 in a separate footnote or tell us why such disclosure is not warranted.

Revenue Recognition, F-11

21. Please revise your disclosure to discuss your policy for items that are deducted from your revenues, including, but not limited to, sales returns and allowances. If your sales returns and allowances are material, please revise your critical accounting estimates disclosure to quantify and discuss the potential variability of your historical estimates. In addition, please tell us how you accounted for the concessions you granted to secure long term arrangements in your softgel business as indicated in the Net revenue discussion on page 50 of MD&A, and revise your policy disclosure accordingly. In your response, please explain what concessions you granted. Reference for us the authoritative literature you rely upon to support your accounting.

22. You disclose that non-product revenue includes service related fees, royalty and research and development product license and participation fees, annual exclusivity fees, option fees to extend exclusivity agreements and milestone payments for attaining certain regulatory approvals and are recognized at fair value. Please address the following comments:

- Revise your disclosure to include the nature and terms of significant revenue-generating transactions and the specific revenue recognition policy (including the manner in which revenue is recognized) for each type of transaction.
- Tell us how you determine fair value of the various items you identify and to the extent these items are part of multiple-element arrangements how your recognition at fair value complies with the allocation guidance in ASC 605-25-25-2b and ASC 605-25-30-2.

23. Regarding your disclosure about arrangements containing multiple revenue generating activities, please tell us what applicable accounting guidance you refer to. In addition, please revise your disclosure to clarify:

- how you divide the arrangement consideration into separate units of accounts; and
- how you measure and allocate arrangement consideration among the separate units of accounts.

24. Tell us your basis for accounting for multiple contracts with the same customer as separate arrangements given the guidance in ASC 605-25-25-3.

Property and Equipment and Other Definite Lived Intangible Assets, page F-12

25. You disclose that certain intangible assets are amortized over their estimated useful life. Please revise your disclosure to indicate the periods over which you amortize your various classes of intangible assets.

Note 2. Business Acquisitions
Acquisition of the Clinical Trial Supplies Operations of Aptuit, LLC, page F-17

26. Please revise your disclosure to address the following:

- Remove reference to the allocation of the purchase price. Under ASC 805-20-30-1, assets acquired and liabilities assumed are generally recorded at their fair values, and the allocation of a purchases price, a construct of the purchase method of accounting under SFAS 141, is no longer performed.
- Revise to indicate that goodwill represents the excess of the fair value of the consideration transferred to sellers over the fair value of the identified net assets acquired under ASC 805-30-30-1.
- Elaborate on your expectations to realize synergies from the acquisition, substantiating the significant portion of goodwill recognized.

Note 13. Commitments and Contingencies, page F-63

27. Regarding your disclosure pertaining to your civil lawsuit(s), please revise to provide the required disclosures of ASC 450-20-50. In this regard, your reference to not being able to make a determination of liability with "any degree of certainty," as disclosed in the second paragraph of this footnote, is not necessary to comply with the disclosure requirements. As a result, please revise your disclosure to provide an estimate of the possible loss or range of loss or provide a definitive statement that you cannot make such an estimate.

Note 15. Segment Information, page F-42

28. In the last table on page F-44 you include goodwill and intangible assets in your disclosure of long-lived assets by geographic area. Please revise your table to remove goodwill and other intangible assets from this disclosure consistent with the guidance in Question 22 from the FASB Staff Implementation Guidance for SFAS 131.

29. Please revise your disclosure to include your revenue by each product and service or each group of similar products and services as required by ASC 280-10-50-40.

Item 17. Undertakings, page II-7

30. Please add the undertaking required by Item 512(f) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

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